Exhibit (a)(1)-8

                               SMITHTOWN BAY, LLC
                               601 CARLSON PARKWAY
                                    SUITE 200
                           MINNETONKA, MINNESOTA 55305

                      SMITHTOWN BAY RAISES ITS OFFER PRICE
                           FOR ML MEDIA UNITS TO $600

FOR IMMEDIATE RELEASE

Minnetonka, Minnesota, November 3, 2003. Smithtown Bay, LLC ("Smithtown Bay") today announced that it has raised to $600 from $550 its offer price for Units ("Units") of Limited Partnership Interest in ML Media Partners, L.P. In addition, Smithtown Bay has extended its tender offer. As a result of the extension, the Offer will now expire on November 17, 2003, at 12 midnight, Eastern Time. All other conditions of the Offer remain in effect.

The Offer of $600 in cash per Unit is for up to 9,020 Units, representing approximately 4.8% of the Units outstanding on the date of the Offer.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE UNITS. THE OFFER IS MADE ONLY BY THE AMENDED OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE WHICH ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION WEBSITE, WWW.SEC.GOV. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF SMITHTOWN BAY ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

      For further information, contact:

      Smithtown Bay, LLC
      Investor Relations
      (866) 476-7243